Exhibit 12.1
Kohl's Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	2013	2012	2011
Earnings
Income before income taxes	$1,404	$1,561	$1,859
Fixed charges	517	509	482
Less: interest capitalized during period	(1)	(2)	(6)
	$1,920	$2,068	$2,335
Fixed charges
Interest (expensed or capitalized)	$339	$335	$309
Portion of rent expense representative of interest	176	172	172
Amortization of deferred financing fees	2	2	1
	$517	$509	$482
Ratio of earnings to fixed charges	3.7	4.1	4.8